Exhibit (d)(7)

AntriaBio Announces Offer to Amend Warrants to Purchase Shares of Common Stock

LOUISVILLE, CO – December 15, 2016 – AntriaBio, Inc. (“AntriaBio” or the “Company”) (OTCQB: ANTB), a biopharmaceutical corporation focused on developing novel extended release therapies, announced today that it has commenced an offer to amend (the “Offer to Amend”) certain warrants to purchase 16,450,915 shares of AntriaBio common stock originally issued by AntriaBio. The exercise price of each Amended Warrant will be reduced to $1.65 per share and the expiration date of each amended warrant will be extended to the earlier of January 31, 2020 or the twentieth day after the date on which an Acceleration Notice is given. The Offer to Amend commenced today and will expire, unless extended, at 4:00 p.m. Mountain Time on Tuesday, January 31, 2017. Amendment of warrants must be made prior to the expiration of the Offer to Amend and may be withdrawn at any time prior to the expiration of the Offer to Amend.

Eligible warrants (“Eligible Warrants”) in the Offer to Amend include:

•	Warrants to purchase an aggregate of 118,753 shares of common stock at an exercise price of $1.89 per share issued on December 23, 2013;
•	Warrants to purchase an aggregate of 8,334 shares of common stock at an exercise price of $1.89 per share issued on December 31, 2013;
•	Warrants to purchase an aggregate of 98,172 shares of common stock at an exercise price of $1.89 per share issued on January 15, 2014;
•	Warrants to purchase an aggregate of 6,287,671 shares of common stock at an exercise price of $2.34 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 3,249,717 shares of common stock at an exercise price of $2.03 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 426,008 shares of common stock at an exercise price of $2.25 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 114,492 shares of common stock at an exercise price of $1.38 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 106,847 shares of common stock at an exercise price of $1.17 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 1,782,783 shares of common stock at an exercise price of $2.50 per share issued on November 28, 2014;
•	Warrants to purchase an aggregate of 1,960,774 shares of common stock at an exercise price of $2.50 per share issued on December 31, 2014;
•	Warrants to purchase an aggregate of 897,004 shares of common stock at an exercise price of $2.50 per share issued on February 18, 2015;
•	Warrants to purchase an aggregate of 327,921 shares of common stock at an exercise price of $2.50 per share issued on February 23, 2015;
•	Warrants to purchase an aggregate of 307,798 shares of common stock at an exercise price of $2.50 per share issued on March 31, 2015 and
•	Warrants to purchase an aggregate of 764,641 shares of common stock at an exercise price of $2.50 per share issued on April 6, 2015.

The primary purpose of the Offer to Amend is to reduce the exercise price for the Eligible Warrants as well as to provide additional time for warrantholders to exercise their Eligible Warrants. All Eligible Warrants are eligible to be amended pursuant to the Offer to Amend. The Offer to Amend is not conditioned upon a minimum number of Eligible Warrants being tendered. The Offer to Amend is, however, subject to certain customary conditions.

The Company will amend all Eligible Warrants properly tendered (upon receipt of warrantholder Election Form, Accredited Investor Questionnaire and Warrant Amendment) and not properly withdrawn prior to the expiration of the Offer to Amend as described in the Schedule TO that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is being distributed to warrantholders.

None of the Company, its Board of Directors, officers or employees makes any recommendations to warrantholders as to whether to participate in the Offer to Amend.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The Offer to Amend described above is made only pursuant to an Offer to Amend on Schedule TO and related exhibits, including the related letter from Nevan C. Elam dated December 15, 2016, the Election Form, the Withdrawal Form, the Accredited Investor Questionnaire, the Form of Warrant Amendment and other related documents, filed with the SEC. Warrantholders should read the Offer to Amend on Schedule TO, the related letter from Nevan C. Elam dated December 15, 2016, the Election Form, the Withdrawal Form, the Accredited Investor Questionnaire, the Form of Warrant Amendment and related exhibits, as they contain important information about the Offer to Amend. Warrantholders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to Noopur Liffick at investor-relations@antriabio.com.

About AntriaBio, Inc.

AntriaBio is a biopharmaceutical company that develops novel extended release therapies by combining proprietary formulation and manufacturing capabilities with well-known molecules to significantly improve standards of care. AntriaBio’s lead product candidate is AB101, an injectable once-weekly basal insulin for type 1 and type 2 diabetes that addresses a $11 billion market where the current standard of care is a once-daily basal insulin injection. For more information visit: www.antriabio.com.

Forward-Looking Statements

This release, like many written and oral communications presented by AntriaBio, Inc., and our authorized officers, may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “could,” “may,” “should,” “will,” “would,” or similar expressions. Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Except as required by applicable law or regulation, AntriaBio undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

AntriaBio, Inc. Contact:
Noopur Liffick
VP of Corporate Development
(650) 549-4175

investor-relations@antriabio.com

Source: AntriaBio Inc.